As filed with the Securities and Exchange Commission on November 25, 2003

Registration No. 333-108568

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

FLIR SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Oregon	93-0708501
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

16505 S.W. 72nd Avenue

Portland, Oregon 97224

(503) 684-3731

(Address, including zip code, and telephone number, including area code of Registrant’s principal executive offices)

Earl R. Lewis

President and Chief Executive Officer

FLIR Systems, Inc.

16505 S.W. 72nd Avenue

Portland, Oregon 97224

(503) 684-3731

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Gregory E. Struxness, Esq.

Ater Wynne LLP

222 S.W. Columbia, Suite 1800

Portland, Oregon 97201

(503) 226-1191

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$210,000,000 PRINCIPAL AMOUNT

3.0% SENIOR CONVERTIBLE NOTE DUE 2023

AND

4,731,426 SHARES OF COMMON STOCK

ISSUABLE UPON CONVERSION OF THE NOTES

We originally issued the notes in a private placement in June 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of such notes.

Holders may convert the notes into our common stock prior to stated maturity if: (1) the sale price of our common stock reaches specified thresholds; (2) the notes have been called for redemption; (3) specified corporate transactions occur; or (4) our notes are rated and such rating is lowered by two or more rating levels.

The initial conversion rate will be 22.5306 shares of our common stock per $1,000 principal amount, which is equivalent to a conversion price of $44.38 per share of common stock. The conversion rate will be subject to adjustment upon the occurrence of specified events. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

We may not redeem the notes before June 8, 2010. On or after that date, we may redeem all or part of the notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest.

Holders may require us to purchase all or a portion of their notes on June 1, 2010 and June 1, 2018. Holders may also require us to purchase all or a portion of their notes, subject to specified exceptions, upon the occurrence of a fundamental change specified in this prospectus.

The notes will be unsecured and will rank equally with our other existing or future unsecured senior indebtedness.

Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of The Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or any securities exchange. Our common stock is quoted on the Nasdaq National Market under the symbol “FLIR.” On November 24, 2003, the last reported sale price of our common stock was $33.83 per share. Our principal executive offices are located at 16505 S.W. 72nd Avenue, Portland, Oregon 97224 and our telephone number is (503) 684-3731.

The selling security holders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions. We are responsible for the payment of other expenses incident to the registration of the securities.

Investing in the notes or the common stock offered by this prospectus involves a high degree of risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2003.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all of the information that may be important to you. Before making an investment decision, you should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors,” beginning on page 5, the information to which you are referred, the information incorporated by reference and the financial statements included in our other filings with the Securities and Exchange Commission (the “SEC”).

FLIR Systems, Inc.

We are a world leader in designing, manufacturing and marketing of thermal imaging and stabilized camera systems for a wide variety of commercial, industrial and government applications. Our thermal imaging systems use advanced infrared imaging technology that detects infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in total darkness and through adverse weather conditions. We divide our business into two divisions, according to the markets we serve.

Imaging Market.    The Imaging market is comprised of a broad range of imaging applications that require long-range vision enhancement. We supply a range of medium and high performance stabilized infrared visual imaging systems that typically can detect an object over long distances—day or night—through adverse weather conditions. Our target market is largely comprised of government, law enforcement and military customers. These customers demand affordable, high performance systems that can be mounted on a variety of helicopters, airplanes, ships or ground-based platforms, operate in challenging climatic conditions, and perform a variety of tasks requiring high image quality and stabilization. Software capabilities within the systems typically address specific customer requirements. Our Imaging products are used in the following applications:

• Search and Rescue	• Environmental Monitoring
• Federal Drug Interdiction	• Perimeter Security
• Surveillance and Reconnaissance	• Electronic News Gathering
• Navigation Safety	• Law Enforcement
• Border and Maritime Patrol	• Targeting

Thermography Market.    The Thermography market is comprised of a broad range of applications where both imaging and temperature measurement are combined. This market has evolved from the use of simple heat sensing devices to sophisticated hand-held radiometric (temperature measuring) instruments that use a variety of accessories and extensive image analysis software. Recently-designed, less expensive technology has created opportunities to further penetrate existing markets and created demand in new markets that can potentially benefit from the enhanced performance and lower cost of such technology, including building heat-loss evaluation, electrical inspection, automotive care, veterinary science and food safety. Our Thermography products provide precise non-contact temperature measurement and analysis capabilities for use in the following applications:

• Predictive Maintenance	• Manufacturing Process Control
• Research and Development	• Non-destructive Testing

Our products feature advanced imaging and stabilization technology and innovative product design at competitive prices. We have developed a competency in designing complete systems that combine our proprietary technologies with both high-end sourced and off-the-shelf components. Modular product designs and image analysis software tools increase our ability to provide products that are specifically tailored to meet individual customer requirements. Many of our products also incorporate visible light cameras, laser range finders, laser illuminators, laser designators, image analysis software and gyro-stabilized gimbal technology.

For the year ended December 31, 2002 and the nine months ended September 30, 2003, revenues from the Imaging division were $167 million and $135 million, respectively (64% and 63%, respectively, of total revenues for each period). Revenues from the Thermography division for the same periods were $94 million and $80 million, respectively (36% and 37%, respectively, of total revenues for each period). We generate our revenues from a diversified mix of corporate and government customers, both domestic and abroad. For the year ended December 31, 2002 and the nine months ended September 30, 2003, domestic sales were 56% and 57% of our revenues, respectively, and international sales were 44% and 43% of our revenues, respectively. In addition, for the year ended December 2002 and the nine months ended September 30, 2003, aggregate sales to United States Government agencies were 25% and 25% of our revenues, respectively. No one agency accounted for more than 10% of total sales in either period.

Our principal operations are in Portland, Oregon, North Billerica, Massachusetts, and Danderyd, Sweden. As of September 30, 2003, we had 860 employees worldwide. Our executive offices are located at 16505 S.W. 72nd Avenue, Portland, OR 97224, and our telephone number is (503) 684-3731. We also maintain a web site at www.flir.com. The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to holders. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of Notes.” For purposes of the description of the notes included in this prospectus, references to “the Company,” “issuer,” “us,” “FLIR,” “we” and “our” refer only to FLIR Systems, Inc. and do not include our subsidiaries.

Securities Offered	$210,000,000 principal amount of 3.0% Senior Convertible Notes due 2023.

Ranking

The notes will rank equally in right of payment with all our existing and future unsecured senior debt and are senior in right of payment to all our existing and future subordinated debt. As of September 30, 2003, we had no indebtedness other than the notes and trade payables. The indenture does not limit the amount of debt that we or our subsidiaries may incur. The notes will effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. Our existing $60 million credit facility is secured by substantially all of our assets, but as of September 30, 2003 we had no indebtedness outstanding under this facility. The notes will be structurally subordinated to all liabilities of our subsidiaries. As of September 30, 2003, our subsidiaries had no indebtedness, other than intercompany debt and trade payables.

Maturity	June 1, 2023, unless earlier redeemed, repurchased or converted.

Interest	3.0% per year on the principal amount, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2003.

Conversion rights

Holders may convert their notes into shares of our common stock at a conversion rate of 22.5306 shares per $1,000 principal amount of notes, subject to adjustment, prior to the close of business on the maturity date under the following circumstances:

1. during any fiscal quarter (beginning with the fourth fiscal quarter of 2003), if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price of the notes as in effect on that 30th trading day;

2. if the notes have been called for redemption;

3. upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion rights”; or

4. if the notes are rated and such rating is lowered by two or more rating levels.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

Redemption at our option

On or after June 8, 2010, we may redeem for cash all or part of the notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to but excluding the redemption date.

Sinking Fund	None.

Purchase of notes by us at the option of the holder

Holders have the right to require us to purchase all or a portion of their notes on June 1, 2010, and June 1, 2018, each of which we refer to as a purchase date. In each case, the purchase price will be payable in cash and will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the purchase date.

Fundamental change

If we undergo a fundamental change (as defined in this prospectus), holders will have the option to require us to purchase for cash all or any portion of their notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the fundamental change purchase date.

Registration rights	We entered into a registration rights agreement with the initial purchasers of the notes in which we agreed to file the shelf registration statement of which this prospectus is a part with the SEC covering resale of the registrable securities within 90 days of the closing date. We will use our reasonable best efforts to cause the shelf registration statement to be declared effective within 180 days of the closing date.

Use of proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

Book-entry form

The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading

Since their initial issuances, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or any securities exchange, and we cannot assure you about the liquidity of or the development of any trading market for the notes. Our common stock is quoted on the Nasdaq National Market under the symbol “FLIR.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated. In calculating the ratio of earnings to fixed charges, earnings include pre-tax earnings from continuing operations plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and the portion of net rental expense deemed representative of the interest component. For the periods indicated below, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table below. Our ratio of earnings to fixed charges for each of the periods shown is as follows:

	Years Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
Ratio of Earnings to Fixed Charges	25.03	3.92	N/C	N/C	2.71	16.28	19.83

RISK FACTORS

You should consider carefully the following risks in addition to all the other information included or incorporated by reference into this prospectus, including the section entitled “Special Note Regarding Forward-Looking Information.”

Risks Related To The Company

Fluctuations in our quarterly and annual operating results make it difficult to predict our future performance.

Our quarterly and annual operating results are likely to fluctuate in the future due to a variety of factors, some of which are beyond our control. Due to fluctuations in our quarterly operating results, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicators of future performance. Factors that may affect our future operating results include:

•	the timing, number and size of orders from, and shipments to, our customers, as well as the relative mix of those orders;

•	variations in the volume of orders for a particular product or product line in a particular quarter, which can be substantial, may result in variations in revenue and gross margins;

•	a significant portion of our sales are made in the last month of each quarter, with sales frequently concentrated in the last week or days of the quarter;

•	the timing and market acceptance of our or our competitors’ new products, product enhancements or technologies;

•	our ability to obtain sufficient supplies of critical components;

•	the timing of the release of government funds for procurement of our products;

•	changes in our or our competitors’ pricing policies;

•	the timing and amount of any inventory write-downs;

•	foreign currency fluctuations;

•	costs and risks associated with the acquisition and integration of other businesses, product lines or technologies; and

•	general economic conditions, both domestically and internationally.

Seasonal fluctuations in our operating results, particularly the increase in sales we generally experience every year in the fourth quarter, result from:

•	the seasonal pattern of contracting by the United States and certain foreign governments;

•	the frequent requirement of international customers to take delivery of equipment prior to January due to funding considerations; and

•	the tendency of commercial enterprises to fully utilize annual capital budgets prior to expiration.

We have had difficulties managing our growth.

Our operations have become global, and our revenue has grown from $177 million in the year ended December 31, 1998 to $261 million in the year ended December 31, 2002. In the past, we experienced problems in developing and implementing a financial reporting and controls system commensurate with the substantial growth and increased complexity of our business. We have taken a number of steps to improve our controls and systems. However, if these and other measures we take are inadequate to address the growth we continue to experience, our business, financial condition and results of operations could be materially and adversely affected.

We are under a Cease and Desist Order from the SEC, a violation of which could harm our business.

On June 8, 2000, the SEC issued a formal order of investigation of us and certain officers, directors, employees and other individuals presently and formerly associated with us to determine whether any violations of the federal securities laws occurred during 1998 and 1999. The investigation relates to our revenue recognition policies, accounting controls, financial reports and other public disclosures during that time period.

Pursuant to an offer of settlement submitted by us on September 30, 2002, the SEC instituted and simultaneously settled a proceeding against us under Section 8A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21C of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Without admitting or denying the allegations of the SEC’s order, we agreed to the entry of an order requiring that we cease and desist from committing or causing any violations and any future violations of the antifraud provisions of the Securities Act and the antifraud, periodic reporting, record keeping and internal control provisions of the federal securities laws set forth in Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. We incurred no financial fine or penalty under the terms of settlement.

The SEC’s order states that we materially overstated our earnings before income taxes for each of the quarters of 1998 and 1999 as well as for fiscal year 1998, and that our revenue recognition practices resulted in material misstatements and omissions in the financial statements contained in our Annual Report on Form 10-K as originally filed for the year ended December 31, 1998 and our Quarterly Reports on Form 10-Q as originally filed for each of the first three quarters of both 1998 and 1999. In 2000 and 2001, we restated our financial statements for 1998 and 1999. No further restatements of our financial statements are required by the order, and we do not expect that the entry of the order will have a material adverse impact on our financial condition or results of operations. Should we be found to have violated the terms of the SEC’s order in the future, we may be subject to further enforcement action, including legal action imposing injunctive relief and assessing fines or penalties, which could have a material impact on our business.

A reduction in government purchasing or our inability to act as a United States Government contractor could significantly decrease revenue.

The government procurement process is complex and highly competitive. A substantial portion of our revenue is derived from sales to United States and foreign government agencies, and our business will continue to be substantially dependent upon such sales. No sales to a single agency of the United States Government accounted for more than 10% of our revenue last year, but aggregate sales to United States Government agencies accounted for 25% and 25% of our revenue for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. However, no one agency accounted for more than 10% of total sales in either period. Accordingly, our results of operations would be adversely impacted by governmental spending cuts and general budgetary constraints. Further, because most of our government sales are not made for defense applications, if the United States Government reduces its non-military spending as a result of increases in military spending due to instability in Iraq and elsewhere, or other developments, our revenues could be adversely affected. Conversely, a significant reduction in purchases of thermal imaging systems for defense applications could result in certain of our competitors committing more attention and resources to non-defense applications, thereby increasing competitive pressures in our primary markets. In addition, we are seeking to secure additional government contracts for the design and long-term supply of commercially developed military qualified thermal imaging devices. If we are not successful in winning such contracts, or do not perform our obligations on any such contracts we do secure, our future operating results may be adversely affected. Our ability to do business with the United States Government is conditioned upon our continuing eligibility to act as a federal contractor. A significant decline in our sales to United States or foreign governments or our disqualification from making such sales for any reason would have a material adverse effect on our business, financial condition and results of operations.

Our future success will depend on our ability to respond to the rapid technological change in the markets in which we compete.

The market for thermal imaging equipment is characterized by rapid technological developments and frequent new product introductions, enhancements and modifications. Our success will depend in large part on our ability to develop new technologies that anticipate changing customer requirements. We may need to make substantial capital expenditures and incur significant research and development costs to develop and introduce new products and enhancements. If we fail to develop and introduce new technologies in a timely manner, our business, financial condition and results of operations would be adversely affected. From time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

We must successfully introduce new or enhanced products and manage the costs associated with producing numerous product lines to be successful.

Our future success depends on our ability to continue to improve our existing products and to develop new products using the latest technology that can satisfy customer requirements. For example, our near-term success will depend on the continued acceptance of the Star SAFIRE™ Imaging product line and the ThermaCam® P-Series and E-Series Thermography product lines, sales of which we expect to generate a substantial amount of our revenue. We are also investing a significant amount of our financial resources in the enhancement of some of our other existing products. We cannot be certain that we will successfully complete these enhancements within the necessary time period or that customers will accept our new products, or any future products. In addition, the complexity associated with the production of multiple product lines may inhibit our ability to maintain or improve our gross margins. Our failure to complete the enhancement of these products, the failure of our current or future products to gain or maintain market acceptance or our failure to successfully manage our cost of production could have a material adverse effect on our business, financial condition and results of operations.

Competition in the markets for thermal imaging equipment is intense and our failure to compete effectively would adversely affect our business.

Competition in the markets for our products is intense. The speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities at low prices to the market are important competitive factors. We believe the principal competitive factors in our markets are product features, reliability and price. Additionally, our products compete indirectly with numerous other products, such as image intensifiers and low-light cameras, for limited governmental and military funds. Finally, many of our competitors have greater financial, technical, research and development and marketing resources than we do. All of these factors result in greater challenges from our existing competitors as well as increasing competition from new competitors and require us to continue to invest in, and focus on, research and development and new product innovation. No assurance can be given that we will be able to compete effectively in the future, which would have a material adverse effect on our business, financial condition and results of operations.

Dependence on sole source and limited source suppliers of components of our products exposes us to risks that could result in delays in satisfying customer demand, increased costs and loss of revenue.

We rely on a number of sole source and limited source suppliers to provide certain key components for our products. Accordingly, we could experience a shortage in the supply of some of our components. In particular, we have a contract with BAE Systems (“BAE”) for the supply of uncooled detectors for integration into our ThermaCAM® PM695, ThermaCAM® P-Series, ThermaCAM® E-Series, ThermoVision® A20, ThermoVision® Security, ThermoVision® Sentry and FireFLIR® product lines. BAE is currently one of three large producers of specialized uncooled detectors. Subject to certain exceptions, the contract gives us the exclusive right to purchase uncooled detectors for use in the commercial market and a limited, non-exclusive right to purchase uncooled detectors for use in the government market. Under the contract, we have the corresponding obligation to purchase uncooled detectors solely from BAE for certain defined commercial applications. Currently, the ThermaCAM® PM695, ThermaCAM® P-Series, ThermaCAM® E-Series, ThermoVision® A20, ThermoVision® Security, ThermoVision® Sentry and FireFLIR® product lines use the BAE detectors. However, we intend to use uncooled detectors supplied by BAE in other products. The contract provides for the monthly delivery of a fixed number of uncooled detectors, which may be increased or decreased by us within certain limits. The contract covers the purchase of a fixed aggregate number of units. After expiration of the contract, we may not be able to successfully negotiate a new contract with BAE or another company for uncooled detectors. Our business, financial condition and results of operations could be materially and adversely affected in the event that (i) we are unable to acquire, or BAE is unable to supply, the requisite number of detectors to satisfy our needs, (ii) we are obligated to purchase detectors in excess of the number we require, or (iii) the detectors we receive from BAE are defective or do not otherwise meet our performance standards. Failure by us to renew the contract or identify another source of uncooled detectors in a timely manner would have a material adverse effect on our business, financial condition and results of operations.

Based on past experience, we expect to occasionally receive late deliveries or to experience inadequate supplies of certain components. If the components provided by BAE or any other significant supplier become unavailable, our manufacturing operations would be disrupted. Unless we have sufficient lead-time and are otherwise able to identify and qualify acceptable replacement components or redesign our products with different components, we might not be able to obtain necessary components on a timely basis or at acceptable prices. Any extended interruption in the supply of sole or limited source components would have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in maintaining and obtaining the necessary export licenses to conduct operations abroad, and the United States Congress may prevent proposed sales to foreign governments.

Export licenses are required from United States Government agencies under the Export Administration Act, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976 for export of many of our products. We can give no assurance that we will be successful in obtaining these licenses. Recently, heightened government scrutiny of export licenses for products in our market has resulted in lengthened review periods for our license applications. Failure to obtain or delays in obtaining these licenses would prevent or delay us from selling our products outside the United States and would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to reduce our costs quickly enough if our sales decline.

Our expense levels are based, in part, on our expectations regarding future sales, and these expenses are largely fixed, particularly in the short term. In addition, to enable us to promptly fill orders, we maintain inventories of finished goods, components and raw materials. As a result, we commit to considerable costs in advance of anticipated sales. Accordingly, we may not be able to reduce our costs in a timely manner to compensate for any unexpected shortfall between forecasted and actual sales. Any significant shortfall of sales may result in us carrying higher levels of inventories of finished goods, components and raw materials thereby increasing our risk of inventory obsolescence and corresponding inventory write-downs and write-offs. We may not carry adequate reserves to offset such write-downs or write-offs.

Our future success depends in part on attracting and retaining key senior management and qualified technical and sales personnel.

Our future success depends in part on the efforts and continued services of our key executives and our ability to attract and retain qualified technical and sales personnel. Significant competition exists for such personnel and we cannot assure the retention of our key senior managerial, technical and sales personnel or our ability to attract, integrate and retain other such personnel that may be required in the future. We also cannot assure that employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel, our business, financial condition and results of operations could be adversely affected.

Any acquisition or equity investment we make could disrupt our business and harm our financial condition and results of operations.

We have in the past, and may in the future, acquire complementary businesses or technologies or enter into joint ventures. On October 22, 2003 we announced the signing of a definitive agreement to acquire Indigo Systems Corporation, which we expect to close in the first quarter of 2004. We may experience difficulties in integrating the personnel, operations, products and technologies acquired in the Indigo acquisition and in any future acquisitions or investments we make. Additionally, we could lose the key personnel from any of the companies that we acquire, incur unanticipated costs and assume new liabilities. Any of these difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we might have to incur additional debt or issue additional equity securities to pay for any future acquisitions. The issuance of any additional equity securities could dilute our then existing shareholders’ ownership. No assurance can be given that we will realize the anticipated benefits of any acquisition or that such acquisition will not have a material adverse effect on our business, financial condition and results of operations.

We face risks from international sales and currency fluctuations.

We market and sell our products worldwide and international sales have accounted for, and are expected to continue to account for, a significant portion of our revenue. For the year ended December 31, 2002 and the nine months ended September 30, 2003, international sales accounted for 44% and 43%, respectively, of our total revenue. Our international sales are subject to a number of risks, including:

•	the imposition of governmental controls;

•	restrictions on the export of critical technology;

•	trade restrictions;

•	difficulty in collecting receivables;

•	inadequate protection of intellectual property;

•	labor union activities;

•	changes in tariffs and taxes;

•	difficulties in staffing and managing international operations;

•	political and economic instability; and

•	general economic conditions.

Historically, currency fluctuations have affected our operating results. Changes in the value of foreign currencies in which our sales are denominated or costs incurred have in the past caused, and could in the future cause, fluctuations in our operating results. We seek to reduce our exposure to currency fluctuations by denominating the majority of our international sales in United States dollars. With respect to international sales denominated in United States dollars, a decrease in the value of foreign currencies relative to the United States dollar could make our products less price competitive. No assurance can be given that these factors will not have a material adverse effect on our future international sales and operations and, consequently, on our business, financial condition and results of operations.

Our products may suffer from defects or errors leading to substantial damage or warranty claims.

We include complex system designs and components in our products that may contain errors or defects, particularly when we incorporate new technology into our products or release new versions. While we have not yet had to recall a product, if any of our products are defective, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, product defects could result in substantial product liability. We maintain product liability insurance but cannot be certain that it is adequate or will remain available on acceptable terms.

Our inability to protect our intellectual property and proprietary rights and avoid infringing the rights of others could harm our competitive position and our business.

Our ability to compete successfully and achieve future revenue growth depends, in part, on our ability to protect our proprietary technology and operate without infringing the rights of others. To accomplish this, we rely on a combination of patent, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect our proprietary rights. Most of our proprietary rights are held in confidence as trade secrets and are not covered by patents, making them more difficult to protect. Although we currently hold United States patents covering certain aspects of our technologies and products, we cannot be certain that we will obtain additional patents or trademarks on our technology, products and trade names. Furthermore, we cannot be certain that our patents or trademarks will not be challenged or circumvented by competitors. Likewise, we cannot be certain that measures taken to protect our proprietary rights will adequately deter their misappropriation or disclosure. Any failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Moreover, because intellectual property does not necessarily represent a barrier to entry into the thermal imaging industry, there can be no assurance that we will be able to maintain our competitive advantage or that competitors will not develop capabilities equal or superior to ours.

Litigation over patents and other intellectual property is common in our industry. We cannot be sure that we will not be the subject of patent or other litigation in the future. Defending intellectual property lawsuits and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding to which we may be a party could subject us to significant liabilities. An adverse determination could require us to seek licenses from third parties. If licenses were not available on commercially reasonable terms or at all, our business could be harmed.

We would be harmed if we were unable to use one of our facilities.

We manufacture our products at facilities located in the Portland, Boston and Stockholm areas. Our inability to continue to manufacture our products at one or more of our facilities as a result of, for example, a prolonged power shortage, fire or other natural disaster, would prevent us from supplying products to our customers, and could have a material adverse effect on our business, financial condition and results of operations.

Oregon law and our charter documents contain provisions that could discourage or prevent a potential takeover, even if the transaction would benefit our shareholders.

Other companies may seek to acquire or merge with us. An acquisition or merger of our company could result in benefits to our shareholders, including an increase in the value of our common stock. Some provisions of our Articles of Incorporation and Bylaws, including our shareholder rights plan and our ability to issue preferred stock without further action by our shareholders, as well as provisions of Oregon law, may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. See “Description of Capital Stock” for further discussion of these matters.

Risks Related To The Securities

The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

We expect that the market price of the notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for non-convertible debt securities. From the beginning of 2002 to November 24, 2003, the reported high and low closing sales prices for our common stock, on a post stock split basis, ranged from a low of $14.11 per share to a high of $33.90 per share. The market price of our common stock will likely continue to fluctuate in response to factors including those listed elsewhere in this “Risk Factors” section, under the caption “Special Note Regarding Forward-Looking Information” and the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	changes in financial estimates and recommendations by financial analysts;

•	developments related to litigation or investigations involving us;

•	fluctuations in the stock price and operating results of our competitors;

•	dispositions, acquisitions and financings;

•	announcements related to governmental or military spending; and

•	general conditions in our markets and general United States and international economic conditions.

The stock markets in general, including the Nasdaq National Market, have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our notes and our common stock.

In addition, the existence of the notes may encourage short selling in our common stock by market participants which could depress the price of our common stock.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of Notes—Fundamental change permits holders to require us to purchase notes.”

We may not have the ability to raise the funds necessary to purchase the notes on specified dates or upon a fundamental change as required by the indenture governing the notes.

On specified dates holders of the notes may require us to purchase their notes. In addition, holders may also require us to purchase their notes upon a fundamental change as described under “Description of Notes—Fundamental change permits holders to require us to purchase notes.” A fundamental change may also constitute an event of default, and result in the acceleration of the maturity of our then-existing indebtedness under another indenture or other agreement. We cannot assure you that we would have sufficient funds or the ability to arrange financing to pay the purchase price or fundamental change purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

We have significantly increased our indebtedness as a result of the sale of the notes.

In connection with the sale of the notes, we have incurred $210,000,000 of indebtedness. As a result of this indebtedness, our principal and interest payment obligations have increased substantially. Increased debt could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

The conditional conversion feature of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

We cannot assure you that a trading market will develop for the notes.

There is currently no trading market for the notes. We have been informed by the initial purchasers that they intend to make a market in the notes, but they may cease doing so at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure you that even if there is a trading market for the notes, it will provide enough liquidity for you to sell your notes.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be adversely affected.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The file number under the Exchange Act for our SEC filings is No. 0-21918. You may read and copy materials that we have filed with the SEC, including the registration statement of which this prospectus is a part, at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s web site at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them under the Exchange Act, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents and information we filed with the SEC that are identified below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate the offering of the notes and shares of common stock offered by this prospectus.

1.  Our Annual Report on Form 10-K for the year ended December 31, 2002, filed March 10, 2003;

2.  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, filed May 7, 2003, August 8, 2003 and November 7, 2003, respectively;

3.  Our Current Reports on Form 8-K filed on February 7, 2003, April 23, 2003, May 2, 2003, June 5, 2003, June 6, 2003, June 17, 2003, July 23, 2003 and October 22, 2003; and

4.  The description of our common stock included in our Registration Statements on Forms 8-A filed on June 15, 1993 and June 11, 1999.

You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (503) 684-3731 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time: Corporate Secretary, FLIR Systems, Inc., 16505 S.W. 72nd Avenue, Portland, Oregon 97224.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the information incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our business, management’s beliefs and assumptions made by management. Words such as “may,” “will,” “should,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “sees,” “estimates” and variations or the negatives of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including, but not limited to, those discussed below and elsewhere in this prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date of this prospectus and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus. If we do update or correct one or more forward-looking statements, investors and others should not conclude that we will make additional updates or corrections with respect thereto or with respect to other forward-looking statements. Some of the risks, uncertainties and assumptions about FLIR that may cause actual results to differ from the results in these forward-looking statements include the following:

•	general and market-specific economic and business conditions, both nationally and internationally;

•	our acquisition opportunities and our ability to integrate acquisitions;

•	our expectations and estimates concerning future financial performance;

•	our expectations regarding our future operating and capital expenditures;

•	our financing plans;

•	the impact of competition;

•	exposure to exchange rate fluctuations;

•	economic and other disruptions and uncertainties resulting from instability in Iraq and elsewhere;

•	anticipated trends in our business, including those described in the information contained in the Management’s Discussion and Analysis sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

SELLING SECURITYHOLDERS

We originally issued the notes to J.P. Morgan Securities Inc., Banc of America Securities LLC, Needham & Company, Inc., Stephens Inc. and Thomas Weisel Partners LLC (the “Initial Purchasers”) in a private placement in June 2003. Our net proceeds from the sale and issuance of the notes to the Initial Purchasers was approximately $204 million, after deducting the discount and estimated expenses of the offering. The notes were immediately resold by the Initial Purchasers to persons reasonably believed by the Initial Purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling Securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus. Our registration of the notes and the shares of common stock issuable upon conversion of the notes does not necessarily mean that the Selling Securityholders will sell all or any of the notes or the common stock. Unless set forth below, none of the Selling Securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information as of November 21, 2003, except where otherwise noted, concerning the principal amount of notes beneficially owned by each Selling Securityholder and the number of shares of common stock that may be offered from time to time by each Selling Securityholder under this prospectus. The information is based on information provided by or on behalf of the Selling Securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $44.38 per share. This conversion price is subject to adjustments in certain circumstances. Because the Selling Securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the Selling Securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the Selling Securityholders may change over time. Any changed information given to us by the Selling Securityholders will be set forth in prospectus supplements if and when necessary. As of November 21, 2003, we had $210,000,000 in principal amount of the notes and 32,841,091 shares of common stock outstanding.

Name	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Shares of Common Stock Issuable Upon Conversion of the Notes that May Be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)(3)
1976 Distribution Trust FBO A.R. Lauder / Zinterhofer	$8,000	*	180	*
2000 Revocable Trust FBO A.R. Lauder / Zinterhofer	$7,000	*	158	*
Advent Convertible Master (Cayman) L.P.	$5,595,000	2.66%	126,059	*
Alcon Laboratories	$351,000	*	7,908	*
Alexian Brothers Medical Center	$270,000	*	6,083	*
Allentown City Firefighters Pension Plan	$23,000	*	518	*
Allentown City Officers & Employees Pension Fund	$15,000	*	338	*
Allentown City Police Pension Fund	$31,000	*	698	*
Allstate Investments, LLC	$1,250,000	*	28,163	*
Aloha Airlines Non-Pilots Pension Trust	$150,000	*	3,380	*
Aloha Pilots Retirement Trust	$75,000	*	1,690	*
Alpha US Sub Fund 4 LLC	$291,000	*	6,556	*

Name	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Shares of Common Stock Issuable Upon Conversion of the Notes that May Be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)(3)
American Investors Life Insurance Company	$800,000	*	18,024	*
American Skandia Trust—Bond Debenture Portfolio	$1,500,000	*	33,796	*
AmerUs Life Insurance Company	$2,650,000	1.26%	59,706	*
Arapahoe County Colorado	$36,000	*	811	*
Argent LowLev Convertible Arbitrage Fund Ltd.	$3,400,000	1.62%	76,604	*
Arlington County Employees Retirement System	$607,000	*	13,676	*
Asante Health Systems	$77,000	*	1,735	*
Associated Electric & Gas Insurance Services Limited	$200,000	*	4,506	*
Attorneys Title Insurance Fund	$30,000	*	676	*
B.C. McCabe Foundation	$170,000	*	3,830	*
Banc of America Securities LLC	$2,800,000	1.33%	63,086	*
Bank Austria Cayman Islands, LTD	$1,500,000	*	33,796	*
BGI Global Investors c/o Forest Investment Management LLC	$117,000	*	2,636	*
Boilermakers Blacksmith Pension Trust	$210,000	*	4,731	*
BP Amoco PLC Master Trust	$435,000	*	9,801	*
British Virgin Islands Social Security Board	$79,000	*	1,780	*
C & H Sugar Company Inc.	$200,000	*	4,506	*
CALAMOS® Market Neutral Fund—CALAMOS® Investment Trust	$4,000,000	1.90%	90,122	*
Chrysler Corporation Master Retirement Trust	$1,470,000	*	33,120	*
City and County of San Francisco Retirement System	$1,340,000	*	30,191	*
City of New Orleans	$185,000	*	4,168	*
City University of New York	$136,000	*	3,064	*
CNH CA Master Account, L.P.	$1,250,000	*	28,163	*
Coda Capital Management, LLC	$1,000,000	*	22,531	*
Context Convertible Arbitrage Offshore	$2,250,000	1.07%	50,694	*
D.E. Shaw Investment Group, L.P.	$200,000	*	4,506	*
D.E. Shaw Valence Portfolios, L.P.	$800,000	*	18,024	*
Delaware Public Employees Retirement System	$1,405,000	*	31,655	*
Delta Air Lines Master Trust—CV	$620,000	*	13,969	*
Delta Pilots Disability & Survivorship Trust—CV	$300,000	*	6,759	*
Dodeca Fund, L.P.	$1,610,000	*	36,274	*
Drury University	$30,000	*	676	*
Duke Endowment	$40,000	*	901	*
Forest Fulcrum Fund LLP	$251,000	*	5,655	*
Forest Global Convertible Fund Series A-5	$1,244,000	*	28,028	*
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	$318,000	*	7,165	*
GLG Market Neutral Fund	$6,500,000	3.10%	146,449	*
Grace Convertible Arbitrage Fund, Ltd.	$2,000,000	*	45,061	*
Guggenheim Portfolio Co. XV, LLC	$1,050,000	*	23,657	*
Hawaiian Airlines Employees Penson Plan-IAM	$50,000	*	1,127	*
Hawaiian Airlines Pension Plan for Salaried Employees	$10,000	*	225	*
Hawaiian Airlines Pilots Retirement Plan	$140,000	*	3,154	*
Hfr Arbitrage Fund	$307,000	*	6,917	*
Hillbloom Foundation	$65,000	*	1,464	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	$161,000	*	3,627	*
IL Annuity and Insurance Company	$1,000,000	*	22,531	*
Independence Blue Cross	$376,000	*	8,472	*
Inflective Convertible Opportunity Fund I, L.P.	$40,000	*	901	*
Intl. Truck & Engine Corp Non Contributory Retirement Plan Trust	$450,000	*	10,139	*
Intl. Truck & Engine Corp. Retirement Plan for Salaried Employees Trust	$700,000	*	15,771	*
Jefferies & Company Inc.	$3,000	*	68	*
JMG Capital Partners LP	$575,000	*	12,955	*
JMG Triton Offshore Fund, Ltd.	$575,000	*	12,955	*
KBC Financial Products USA Inc.	$1,000,000	*	22,531	*
KeySpan Foundation	$50,000	*	1,127	*

Name	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Shares of Common Stock Issuable Upon Conversion of the Notes that May Be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)(3)
Laurel Ridge Capital, LP	$1,000,000	*	22,531	*
LDG Limited	$171,000	*	3,853	*
LLT Limited	$104,000	*	2,343	*
Lord Abbett Americas Value Fund	$500,000	*	11,265	*
Lord Abbett Bond Debenture Fund, Inc.	$10,000,000	4.76%	225,306	*
Lord Abbett Investment Trust—L.A. Convertible Fund	$350,000	*	7,886	*
Lord Abbett Series Fund—America’s Value	$20,000	*	451	*
Lord Abbett Series Fund—Bond Debenture	$500,000	*	11,265	*
Lyxor	$746,000	*	16,808	*
Lyxor Master Fund	$900,000	*	20,278	*
Lyxor Master Fund c/o Forest Investment Management LLC	$563,000	*	12,685	*
Merril Lynch Insurance Group	$302,000	*	6,804	*
Met Investors Series Trust—America’s Value	$40,000	*	901	*
Met Investors Series Trust Bond Debenture	$4,000,000	1.90%	90,122	*
Microsoft Corporation	$1,170,000	*	26,361	*
MLQA Convertible Securities Arbitrage Ltd.	$5,000,000	2.38%	112,653	*
Morgan Stanley Convertible Securities Trust	$1,000,000	*	22,531	*
Motion Picture Industry Health Plan—Active Member Fund	$255,000	*	5,745	*
Motion Picture Industry Health Plan—Retiree Member Fund	$160,000	*	3,605	*
Municipal Employees	$218,000	*	4,912	*
National Fuel Gas Company Retirement Plan	$120,000	*	2,704	*
New Orleans Firefighters Pension / Relief Fund	$123,000	*	2,771	*
Occidental Petroleum Corporation	$243,000	*	5,475	*
OCM Convertible Trust	$1,725,000	*	38,865	*
Ohio Workers compensation	$162,000	*	3,650	*
Oxford, Lord Abbett & Co.	$1,460,000	*	32,895	*
Partner Reinsurance Company, Ltd.	$515,000	*	11,603	*
Phoenix-Lord Abbett Bond Debenture Series	$50,000	*	1,127	*
Pioneer High Yield Fund	$37,900,000	18.05%	853,910	2.53%
Pioneer High Yield VCT Portfolio	$300,000	*	6,759	*
Pioneer U.S. High Yield Corp. Bond Sub Fund	$5,900,000	2.81%	132,931	*
Policeman and Firemen Retirement System of the City of Detroit	$533,000	*	12,009	*
Polygon Global Opportunities Master Fund	$2,000,000	*	45,061	*
Pro-mutual	$681,000	*	15,343	*
Qwest Occupational Health Trust	$190,000	*	4,281	*
Ramius Capital Group	$500,000	*	11,265	*
Ramius Master Fund, LTD	$5,550,000	2.64%	125,045	*
Ramius Partners II, LP	$200,000	*	4,506	*
Ramius, LP	$100,000	*	2,253	*
RBC Alternative Assets, L.P.	$200,000	*	4,506	*
RBC Alternative Assets, L.P.—Convertible Arb	$100,000	*	2,253	*
RCG Baldwin, LP	$400,000	*	9,012	*
RCG Halifax Master Fund	$400,000	*	9,012	*
RCG Latitude Master Fund, LTD	$6,350,000	3.02%	143,069	*
RCG Multi Strategy Master Fund, LTD	$1,900,000	*	42,808	*
Relay 11 Holdings c/o Forest Investment Management LLC	$73,000	*	1,645	*
Roszel/Lord Abbett Bond Debenture Portfolio	$50,000	*	1,127	*
S.A.C. Capital Associates, LLC	$1,000,000	*	22,531	*
Sage Capital	$4,400,000	2.10%	99,135	*
Southern Farm Bureau Life Insurance	$220,000	*	4,957	*
Sphinx Convertible Arb Fund SPC	$160,000	*	3,605	*
Sphinx Convertible Arbitrage c/o Forest Investment Management LLC	$43,000	*	969	*
SSI Blended Market Neutral L.P.	$288,000	*	6,489	*
SSI Hedged Convertible Market Neutral L.P.	$217,000	*	4,889	*
State Employees’ Retirement Fund of the State of Delaware	$1,080,000	*	24,333	*

Name	Principal Amount at Maturity of Notes Beneficially Owned and Offered	Percentage of Outstanding Notes	Shares of Common Stock Issuable Upon Conversion of the Notes that May Be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)(3)
State of Maryland Retirement Agency	$2,904,000	1.38%	65,429	*
State of Oregon/SAIF Corporation	$4,750,000	2.26%	107,020	*
Sturgeon Limited	$126,000	*	2,839	*
Tag Associates	$61,000	*	1,374	*
The Grable Foundation	$80,000	*	1,802	*
Thrivent Financial for Lutherans	$2,000,000	*	45,061	*
Total Fina Elf Finance U.S.A.J.	$200,000	*	4,506	*
Trustmark Insurance	$308,000	*	6,939	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Ltd.	$9,900,000	4.71%	223,053	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Portfolio	$600,000	*	13,518	*
Univest Convertible Arbitrage Fund Ltd. c/o Forest Investment Management LLC	$58,000	*	1,307	*
Univest Multi Strategy FD—Convertible Arb	$200,000	*	4,506	*
US Bank FBO Benedectine Health Systems	$250,000	*	5,633	*
Vanguard Convertible Securities Fund, Inc.	$8,515,000	4.05%	191,848	*
Viacom Inc. Pension Plan Master Trust	$14,000	*	315	*
WPG Convertible Arbitrage Overseas Master Fund	$700,000	*	15,771	*
Xavex Convertible Arbitrage #5	$1,050,000	*	23,657	*
Xavex Convertible Arbitrage Fund 2	$200,000	*	4,506	*
Xavex-Convertible Arbitrage 4 Fund c/o Forest Investment Management LLC	$55,000	*	1,239	*
Zazove Convertible Arbitrage Fund L.P.	$3,500,000	1.67%	78,857	*
Zazove Hedged Convertible Fund L.P.	$1,000,000	*	22,531	*
Zurich Institutional Benchmarks Master Fund Ltd.	$1,972,000	*	44,430	*
Zurich Master Hedge Fund c/o Forest Investment Management LLC	$174,000	*	3,920	*

*	Less than one percent (1%).

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 22.5306 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Notes, as described under “Description of Notes—Conversion rights.”

(2)	Calculated using 32,841,091 shares of common stock outstanding as of November 21, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which includes their pledgees, donees, partnership distributees and other transferees receiving the notes or common stock from the selling security holders in non-sale transfers, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions,

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

Selling security holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out short positions. In addition, the selling security holders may sell the notes and the underlying common stock short and deliver the notes and underlying common stock to close out short positions or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell such securities.

The aggregate proceeds to the selling security holders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with their agents, to reject (except when we decide to redeem the notes in accordance with the terms of the indenture) any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

In order to comply with the securities laws of some jurisdictions, if applicable, the holders of notes and common stock into which the notes are convertible may sell in some jurisdictions through registered or licensed broker dealers. In addition, under certain circumstances in some jurisdictions, the holders of notes and common stock into which the notes are convertible may be required to register or qualify the securities for sale or comply with an available exemption from the registration and qualification requirements.

Our outstanding common stock is listed for trading on the Nasdaq National Market. Since their initial issuance, the notes have been eligible for trading on the PORTAL markets of The Nasdaq Stock Market, Inc. However, notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any other automated interdealer quotation system or on any securities exchange. We cannot guarantee that any trading market will develop for the notes.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or the shares of the underlying common stock may be underwriting discounts and commissions under the Securities Act. Selling security holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions. The selling security holders have also agreed to comply with the prospectus delivery requirements of the Securities Act, if any.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each selling security holder has represented that it will not sell any notes or common stock pursuant to this prospectus except as described in this prospectus.

If required, the specific notes or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the holders of the notes to register the notes and common stock into which the notes are convertible under applicable federal securities laws under specific circumstances and specific times. Under the registration rights agreement, the selling security holders and we have agreed to indemnify each other and our respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incident to the registration of the notes and the common stock, except that the selling security holders will pay all brokers’ commissions and, in connection with an underwritten offering, underwriting discounts and commissions.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of June 11, 2003, which we refer to as the indenture, between us and J.P. Morgan Trust Company, National Association, as trustee, which we refer to as the trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act.

This description of notes is intended to be a useful overview of the material provisions of the notes and the indenture. Since this description is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

For purposes of this description, references to “the Company,” “FLIR,” “we,” “our” and “us” refer only to FLIR Systems, Inc. and not to our subsidiaries.

General

The notes:

•	are our general unsecured, senior obligations;

•	are limited to an aggregate principal amount of $210,000,000;

•	mature on June 1, 2023, unless earlier converted, purchased by us at your option or redeemed;

•	accrue interest at a rate of 3.0% per year payable in cash on each June 1 and December 1, beginning December 1, 2003, as set forth below under “—Interest”;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Global notes, book-entry form”);

•	rank equally in right of payment to any of our existing or future unsecured senior debt;

•	are redeemable by us for cash, at our option, in whole or in part beginning on June 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to but excluding the redemption date; and

•	are subject to repurchase by us at the option of the holder on June 1, 2010 and June 1, 2018, or upon a fundamental change (as defined below).

Subject to fulfillment of certain conditions described below, the notes may be converted into shares of our common stock at an initial conversion rate of 22.5306 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $44.38 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of our common stock. You will not receive any cash payment for interest accrued to the conversion date.

The registered holder of a note will be treated as the owner of it for all purposes.

The indenture does not limit the amount of debt which may be issued by us or our subsidiaries.

Other than restrictions described under “—Fundamental change permits holders to require us to purchase notes” and “—Consolidation, merger and sale of assets” below, the indenture does not contain any covenants or other provisions which may afford holders of the notes protection in the event of a highly leveraged transaction involving us. We may not reissue a note that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise canceled.

Payments on the notes; paying agent and registrar

We will pay principal and interest on the notes at the office or agency designated by us in the Borough of Manhattan, the City of New York, except that we may, at our option, pay interest on the notes by check mailed to holders of the notes at their registered address as it appears in the registrar’s books. We have initially designated J.P. Morgan Trust Company, National Association, as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

We will pay principal and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

Holders may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture.

Interest

The notes will accrue interest at a rate of 3.0% per year from June 11, 2003, or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on June 1 and December 1 of each year, beginning December 1, 2003.

Interest will be paid to the person in whose name a note is registered at the close of business on May 15 or November 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time. Interest will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder (including upon a fundamental change) or redemption.

Ranking

The notes will be our general unsecured obligations that rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The notes will effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all debt under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of September 30, 2003, we had no indebtedness other than the notes and trade payables. Our existing $60 million credit facility is secured by substantially all of our assets, but as of September 30, 2003, we had no indebtedness outstanding under this facility.

Because a significant portion of our operations are conducted by our subsidiaries, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes, are dependent to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends and make other payments to us may be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to comply with the provisions of the notes that provide that on specified dates and upon a fundamental change each holder may require us to repurchase for cash all or a portion of the notes.

As of September 30, 2003 our subsidiaries had no indebtedness other than intercompany debt and trade payables.

Optional redemption

No sinking fund is provided for the notes. Prior to June 8, 2010, the notes will not be redeemable. Beginning June 8, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest and any additional amounts (as defined in this prospectus) to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of a holder’s note for partial redemption and the holder converts a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion rights

General

Subject to satisfaction of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “—Conversion upon redemption,” “—Conversion upon specified corporate transactions,” “—Conversion upon credit ratings event” and “—Conversion rate adjustments,” holders may convert each of their notes into shares of our common stock at an initial conversion rate of 22.5306 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $44.38 per share of common stock) at any time prior to the close of business on June 1, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Subject to our right to deliver cash or a combination of cash and shares of our common stock upon conversion of the notes as described under “—Payment upon conversion,” holders will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Instead, upon conversion we will deliver to holders a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest and any additional amounts. Accrued and unpaid interest and any additional amounts will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest or additional amounts. The trustee will initially act as the conversion agent.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a purchase notice as described under either “—Purchase of notes by us at the option of the holder” or “—Fundamental change permits holders to require us to purchase notes” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that is payable on the surrendered notes on the next interest payment date, unless (1) we have specified a redemption date, either at our option or following a fundamental change, that is after a record date and on or prior to the next interest payment date or (2) a default in the payment of interest or additional amounts, if any exists at the time of conversion.

Holders may surrender their notes for conversion, in whole or in part, into shares of our common stock prior to maturity, redemption or repurchases under the following circumstances:

Conversion upon satisfaction of sale price condition

Holders may surrender their notes for conversion into shares of our common stock prior to the close of business on the maturity date of the notes if during any fiscal quarter (beginning with the fourth fiscal quarter of 2003) the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price of the notes as in effect on that 30th trading day.

As used herein, the “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the average bid and the average ask prices) as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, the Board of Directors of FLIR will make a good faith determination of the sale price.

Conversion upon redemption

Holders may surrender for conversion a note called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion upon specified corporate transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our Board of Directors exceeding 15% of the last reported sale price of our common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion price will not be adjusted. If the transaction also constitutes a fundamental change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental change permits holders to require us to purchase notes.”

Conversion upon credit ratings event

Holders will have the right, at their option, to convert any notes into shares of our common stock at any time during any period that the notes are rated by either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Group and the credit rating initially assigned to the notes by either such rating agency is reduced by two or more ratings levels. We are under no obligation, however, to have the notes rated.

Payment upon conversion

Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

Conversion prior to final notice

In the event that we receive Holder’s notice of conversion on or prior to the day that is 10 days prior to maturity (the “final notice date”), the following procedures will apply: if we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify holders through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to holders, holders may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 10 trading-day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to holders cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average sale price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to holders such cash amount (“cash amount”) and a number of shares equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the sale price of our common stock. In addition, we will pay cash for all fractional shares of common stock.

Conversion after final notice

In the event that we receive holders’ notice of conversion after the final notice date, the following procedures will apply: if we choose to satisfy all or any portion of the conversion obligation in cash, we will notify holders through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above except that the “cash settlement averaging period” shall be the 10 trading-day period beginning on the day after receipt of holders’ notice of conversion (or in the event we receive holders’ notice of conversion on the business day prior to the maturity date, the 10 trading-day period beginning on the day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 10 trading-day period, holders of notes bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

Conversion rate adjustments

The conversion rate will be adjusted upon the occurrence of:

(1)  the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)  the subdivision or combination of our outstanding common stock;

(3)  the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)  the distribution of shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above; and

•	dividends or distributions exclusively in cash;

(5)  the distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock expiring within the preceding 12 months not triggering a conversion rate adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)  the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock expiring within the preceding 12 months not triggering a conversion rate adjustment and (B) all-cash distributions to all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

If the rights provided for in our rights agreement dated as of June 2, 1999 have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of the common stock issuable upon conversion of the notes, the conversion rate will be adjusted as provided in clause (4) above (with such separation deemed to be the distribution of such rights), subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights which would have attached to such shares of common stock if the rights had not become separated from the common stock under our rights agreement. See “—Rights Agreement.” To the extent that we adopt any future rights plan, upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the future rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (4) above.

No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least 1%. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Material United States Federal Income Tax Considerations.”

Purchase of notes by us at the option of the holder

Holders have the right to require us to purchase the notes on June 1, 2010 and June 1, 2018, each of which we refer to as a purchase date. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 25 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes on specified dates or upon a fundamental change as required by the indenture governing the notes.”

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, such purchase date. Any notes purchased by us will be paid for in cash.

On or before the 25th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things, the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

A notice electing to require us to purchase holders’ notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, holders’ notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

Holders may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, holders’ notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

Holders must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. Holders will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (regardless of whether book-entry transfer of the notes is made or the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid interest and additional amounts upon delivery or transfer of the notes).

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, holders will have the right, at their option, to require us to purchase any or all of their notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and any additional amounts to but excluding the fundamental change purchase date.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days.

On or before the 15th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the fundamental change purchase date; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, holders must deliver, on or before the close of business on the fundamental change purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Holders’ purchase notice must state:

•	if certificated, the certificate numbers of holders’ notes to be delivered for purchase, or if not certificated, holders’ notes must conform with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, holders’ notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

If holders have exercised their right to require us to purchase the notes in connection with a fundamental change, we will be required to purchase the notes as of the date that is 20 business days after the occurrence of the relevant fundamental change, subject to extension to comply with applicable law (the “fundamental change purchase date”). Holders will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest, including additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest and additional amounts upon delivery or transfer of the notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The purchase rights of the holders could discourage a potential acquiror of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes on specified dates or upon a fundamental change as required by the indenture governing the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity other than us expressly assumes by supplemental indenture all of our obligations under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, FLIR under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of default

Each of the following is an event of default:

(1)  default in any payment of interest, including any additional amounts (as required by the registration rights agreement described in “—Registration rights”) on any note when due and payable and the default continues for a period of 30 days;

(2)  default in the payment of principal of any note when due and payable at its maturity, upon optional redemption, upon required repurchase (including upon a fundamental change) or otherwise;

(3)  failure by us for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

(4)  default in our obligation to convert the notes into shares of our common stock upon exercise of a holder’s conversion rights;

(5)  default by us or any subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $10 million in the aggregate of ours and/or any subsidiary, whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 10 days after written notice of such acceleration has been received by us or such subsidiary;

(6)  we fail to give holders notice of their right to require us to purchase their notes upon a fundamental change; or

(7)  certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest and additional amounts, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest and additional amounts will be due and payable immediately. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including additional amounts, if any, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)  such holder has previously given the trustee notice that an event of default is continuing;

(2)  holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)  such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)  the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)  the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest, including additional amounts, if any, on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)  reduce the rate of or extend the stated time for payment of interest on any note;

(2)  reduce the principal of or change the maturity of any note;

(3)  make any change that impairs or adversely affects the conversion rights of any notes;

(4)  reduce the redemption price, the purchase price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5)  modify the provisions with respect to the purchase right of holders upon a fundamental change in a manner adverse to holders;

(6)  make any note payable in money other than that stated in the note or other than in accordance with the provisions of the indenture;

(7)  impair the right of any holder to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8)  reduce the quorum or voting requirements under the indenture;

(9)  change the ranking of the notes in a manner adverse to the holders of the notes;

(10)  make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(11)  reduce the percentage of notes required for consent to any modification of the indenture.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

(1)  provide for our successor pursuant to a consolidation, merger or sale of assets;

(2)  add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indenture;

(3)  provide for a successor trustee with respect to the notes;

(4)  cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision;

(5)  add any additional events of default with respect to the notes;

(6)  secure the notes;

(7)  increase the conversion rate, provided that the increase is in accordance with the terms of the indenture or will not adversely affect the interests of the holders of the notes;

(8)  supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

(9)  make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement, provided that such change or modification does not adversely affect the interests of the holders of the notes; or

(10)  add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of notes.

Form, denomination and registration

The notes will be issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global notes, book-entry form

Except as provided below, notes will be evidenced by one or more global notes.

We have deposited the global note or notes with DTC and registered the notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Qualified Institutional Buyers, or QIBs, may hold their interests in a note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the note to such persons may be limited.

QIBs who are not participants may beneficially own interests in a note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”).

So long as Cede & Co., as the nominee of DTC, is the registered owner of a note, Cede & Co. for all purposes will be considered the sole holder of such note. Except as provided below, owners of beneficial interests in a note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the note.

We will pay interest on and the redemption or repurchase price of a note to Cede & Co., as the registered owner of the note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the note are credited, and only in respect of the principal amount of the notes represented by the note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for notes.

Trustee

J.P. Morgan Trust Company, National Association is the trustee, security registrar, paying agent and conversion agent.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration rights

We entered into a registration rights agreement with the Initial Purchasers dated as of the date of the first issuance of the notes.

Pursuant to the registration rights agreement, we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that we will, at our cost:

•	no later than the 90th day after the original date of issuance of the notes, file a shelf registration statement, of which this prospectus is a part, to cover resales of the notes and the common stock issuable upon the conversion thereof pursuant to Rule 415 under the Securities Act;

•	use our best efforts to cause the shelf registration statement, of which this prospectus is a part, to be declared effective under the Securities Act no later than 180 days after the original date of issuance of the notes; and

•	subject to some rights to suspend use of the shelf registration statement, use our best efforts to keep the shelf registration statement effective until the earliest of such time as all of the notes and the common stock issuable on the conversion thereof (i) cease to be outstanding, (ii) have been sold or otherwise transferred pursuant to an effective registration statement, (iii) have been sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed or (iv) are eligible to be sold pursuant to Rule 144(k) or any successor provision.

We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 90 days in the aggregate in any 12 month period) in specified circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.

The following requirements and restrictions will generally apply to a holder selling the securities pursuant to the shelf registration statement:

•	the holder will be required to be named as a selling securityholder in the related prospectus;

•	the holder will be required to deliver a prospectus to purchasers;

•	the holder will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	the holder will be bound by the provisions of the registration rights agreement which are applicable to the holder (including indemnification obligations).

We agreed to pay predetermined additional amounts as described herein (“additional amounts”) to holders of the notes and holders of common stock issued upon conversion of the notes if the shelf registration statement is not timely filed or made effective as described above or if the prospectus is unavailable for periods in excess of those permitted above (any such event is a “registration default”). Those additional amounts will accrue until a failure to file or become effective or unavailability is cured:

•	in respect of any notes required to bear a restrictive legend, at a rate per year equal to 0.5%; and

•	in respect of any shares of common stock to which the notes have been converted that are required to bear a restrictive legend, at a rate per year equal to 0.5% of the applicable conversion price with respect to such shares.

The additional amounts will accrue from and including the date on which the registration default occurs but excluding the date on which all registration defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement.

We will pay all expenses of the shelf registration statement, provide to each registered holder copies of the related prospectus, notify each registered holder when the shelf registration statement has become effective and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the share of common stock issued upon conversion of the notes.

The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement, a copy of which is available upon request as described under “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws.

Common Stock

Holders of common stock are entitled to receive such dividends as may from time to time be declared by our Board of Directors out of funds legally available therefor. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preferences of any outstanding class or series of preferred stock. The outstanding shares of common stock are, and the shares of common stock issuable upon conversion of the notes, when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future as described below. As of November 21, 2003, there were 32,841,091 shares of our common stock outstanding.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series, and establish the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences of the shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock. For example, issuance of preferred stock could result in a series of securities outstanding that would have preferences over the common stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the common stock.

The authority possessed by the Board of Directors to issue preferred stock could be used to discourage attempts by others to obtain control of FLIR through merger, tender offer, proxy or consent solicitation or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue preferred stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of common stock. There are no agreements or understandings for the issuance of preferred stock, and the Board of Directors has no present intention of issuing any shares of preferred stock.

Shareholder Rights Plan

We adopted a Shareholder Rights Plan in June 1999 (the “Rights Plan”). The Rights Plan is designed to protect shareholders from proposed takeovers and other abusive takeover tactics that the Board of Directors believes are not in the best interest of shareholders by providing shareholders with certain rights to acquire our capital stock or of an acquiring entity upon the occurrence of certain events. A copy of the Rights Plan was filed with the SEC on June 11, 1999. Although the Rights Plan provides for the issuance of our preferred stock in the event rights become exercisable under the terms of the Rights Plan, we may, under certain circumstances, be required to issue a substantial number of shares of common stock. A failure to have a sufficient number of shares available could result in a delay or failure of implementation of the Rights Plan. The common stock issuable upon conversion of the notes will be subject to the Rights Plan.

Anti-Takeover Effects of Certain Provisions of Oregon Law

The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33-1/3% or 50% of the total voting power of the corporation, cannot vote the shares it acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:

•	a majority of each voting group entitled to vote; and

•	the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the Company’s officers and employee directors.

The acquiror may, but is not required to, submit to the target company a statement including specific information about the acquiror and its plans for the Company. The statement may also request that the Company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value for their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

We are also subject to the Oregon Business Corporation Act. The Business Corporation Act generally provides that in the event a person or entity acquires 15% or more of the voting stock of an Oregon corporation, thereby becoming an “interested shareholder,” the corporation and the interested shareholder, or any affiliated entity, may not engage in certain business combination transactions for a period of three years following the date the person became an interested shareholder. Business combination transactions for this purpose include:

•	a merger or plan of share exchange;

•	any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation’s assets or outstanding capital stock; or

•	certain transactions that result in the issuance of capital stock of the corporation to the interested shareholder.

These restrictions are not applicable if:

•	as a result of the transaction in which a person became an interested shareholder, they will own at least 85% of the outstanding voting stock of the corporation (excluding shares owned by directors who are also officers, and certain employee benefit plans);

•	the Board of Directors approves the share acquisition or business combination before the interested shareholder acquires 15% or more of the corporation’s voting stock; or

•	the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares owned by the interested shareholder) approve the transaction after the interested shareholder has acquired 15% or more of the corporation’s voting stock.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following discussion is a summary of certain United States federal income tax consequences relevant to a holder of the notes, and where noted, the common stock issuable upon conversion of the notes. All references to “holders” (including U.S. Holders and Non-U.S. Holders) are to beneficial owners of notes or the common stock. This discussion deals only with notes and common stock held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes or partnerships or other entities classified as partnerships for United States federal income tax purposes.

Except where specifically indicated below, we do not address all of the tax consequences that may be relevant to a holder. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes or common stock;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes or common stock;

•	U.S. Holders who hold the notes or common stock whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes; or

•	any state, local or foreign tax consequences of owning or disposing of the common stock.

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes or the common stock arising under the laws of any other taxing jurisdiction.

This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to herein as the “IRS”) with respect to any of the United States federal income tax consequences discussed below. As a result, there can be no assurance that the IRS will agree with the tax characterizations and the tax consequences described below.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

U.S. Holders

The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. Holder of a note or common stock. The term “U.S. Holder” means a beneficial owner of a note or common stock who or that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Payments of Interest on the Notes

Interest on a note will generally be includible in the income of a U.S. Holder as ordinary interest income at the time accrued or received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Additional Payments for Failure to File a Registration Statement

We may be required to pay additional amounts if the registration statement is not timely filed or made effective, as described above under “Description of Notes.” We believe such additional amounts, if any, should be includible in the income of a U.S. Holder as ordinary income for U.S. federal income tax purposes.

Conversion of Notes

If a U.S. Holder converts a note, and we deliver solely our common stock (other than cash in lieu of a fractional share) in the conversion, such U.S. Holder will not recognize income, gain or loss except with respect to cash received in lieu of fractional shares and except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest (as described above). A U.S. Holder’s tax basis in the common stock received on conversion of a note will be the same as the U.S. Holder’s adjusted tax basis in the note exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share and increased, for a cash method holder, by the amount of income recognized with respect to accrued interest). Cash received in lieu of a fractional share of common stock upon conversion of a note for solely common stock generally will be treated as a payment in exchange for the fractional share of common stock except to the extent of accrued market discount allocable to such share, if any, which shall be treated as ordinary income, as described below under “Market Discount.” Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share except to the extent of accrued market discount allocable to such share, if any, which shall be treated as ordinary income.

If a U.S. Holder converts a note, and we deliver a combination of cash and common stock in the conversion, the tax treatment to the U.S. Holder is uncertain. The fair market value of common stock and cash received with respect to accrued interest will be taxed as a payment of interest (as described above). We believe it is likely that, upon the receipt of a combination of stock and cash, a U.S. Holder will be required to recognize any gain (but not loss) realized, but only to the extent of cash received (except for cash received with respect to accrued interest and except as otherwise required by the market discount rules described below under “Market Discount”). In such case, a U.S. Holder’s aggregate basis in the common stock received in the conversion would be equal to such U.S. Holder’s adjusted tax basis in the note, reduced by any cash received in the conversion and increased by the amount of any gain recognized on the conversion and, for a cash method holder, by the amount of income recognized with respect to accrued interest. If the receipt of a combination of stock and cash is not treated as described above, then the cash payment may be treated as proceeds from a sale of a portion of the note, as described below under “Sale, Exchange, or Redemption of Notes.” In such case, a U.S. Holder’s basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash. Furthermore, it is possible that cash received merely in lieu of a fractional share will be treated in the manner discussed in the previous paragraph, but the treatment of cash received in lieu of a fractional share is unclear. U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion, including the treatment of cash received merely in lieu of a fractional share.

If a U.S. Holder converts a note, and we deliver solely cash in the conversion, such cash payment will be treated as a sale of the note by the U.S. Holder as described below under “Sale, Exchange, or Redemption of Notes,” except that cash received with respect to accrued interest will be taxed as a payment of interest (as described above).

The holding period for any common stock received on conversion will include the holding period of the note that was converted, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion.

Sale, Exchange, or Redemption of Notes

Except as described below under “Market Discount,” upon the sale or exchange of a note, or the redemption of a note for cash, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale, exchange or redemption and (ii) the U.S. Holder’s adjusted tax basis in the note. The amount realized on the sale, exchange or redemption of the notes is equal to the amount of cash plus the fair market value of any other property received, but does not include any amount attributable to accrued but unpaid interest on the notes, which will be taxable as such unless previously taken into account. A U.S. Holder’s adjusted tax basis in a note generally will be the purchase price of such note on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. The deductibility of net capital losses is subject to limitations.

Constructive Dividends to Holders of Notes

U.S. Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder will be deemed to have received a constructive distribution includible in its income in the manner described below under “Dividends on Common Stock” even though such U.S. Holder has not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such adjustments can also result in a constructive distribution includible in the income of a U.S. Holder.

Dividends on Common Stock

If a U.S. Holder converts its note into common stock, distributions, if any, made on our common stock generally will be included in the U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on the common stock may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is more than one year at the time of the sale, exchange or redemption.

Market Discount

A U.S. Holder who purchases a note at a discount may be affected by the market discount provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds the U.S. Holder’s adjusted tax basis in the note. Subject to a limited exception, these provisions generally require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition, unless the U.S. Holder elects to include accrued market discount in income over the life of the note.

This election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. If a constant yield election is made, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. Holder acquires a convertible note with market discount and receives common stock upon conversion of the note in a tax free transaction, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

Amortizable Premium

A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium from the purchase date to the note’s maturity date under a constant-yield method that reflects compounding based on the note’s payment period. Amortizable premium, however, will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Backup Withholding Tax and Information Reporting

U.S. Holders will be subject to IRS information reporting and may be subject to backup withholding on payments of interest on the notes, dividends on the common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the U.S. Holder (i) fails to furnish its social security number or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends, or (iv) under certain circumstances, fails to certify, under penalties of perjury, that the TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established.

Non-U.S. Holders

The following is a summary of certain United States federal tax consequences that will apply to you if you are a Non-U.S. Holder of a note or common stock. The term “Non-U.S. Holder” means a beneficial owner of a note or common stock that is, for United States federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences that may be relevant to them.

Payments of Interest on the Notes

Generally, payments of interest on the notes to a Non-U.S. Holder will be exempt from United States federal withholding tax, provided that:

(i)  such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

(ii)  the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii)  such payments are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

(iv)  the Non-U.S. Holder is not a bank receiving interest on the notes pursuant to a loan agreement entered into in the ordinary course of its trade or business.

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on payments of interest on the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Conversion of Notes

A Non-U.S. Holder generally will not be subject to U.S. federal income tax upon conversion of a note solely into our common stock. To the extent a Non-U.S. Holder receives cash upon conversion of a note, such Non-U.S. Holder will be taxed as described below under “Sale, Exchange or Redemption of Notes or Shares of Common Stock.”

Payments on Common Stock and Constructive Dividends

Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends as described under “Constructive Dividends to Holders of Notes” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN (or successor form) certifying its entitlement to benefits under a treaty. However, dividends that are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable individual or corporate tax rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax described above.

Sale, Exchange or Redemption of Notes or Shares of Common Stock

Any gain realized upon the sale, exchange, or redemption of a note or a share of common stock generally will not be subject to United States federal income tax unless:

•	That gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder,

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met, or

•	The Company is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the Non-U.S. Holder’s disposition or the Non-U.S. Holder’s holding period, whichever period is shorter.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding Tax and Information Reporting

Information reporting will apply to each Non-U.S. Holder on payments of interest on the notes and dividends on the common stock, regardless of whether withholding was required and any tax was withheld with respect to the interest or dividend.

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments of interest on the notes or dividends on the common stock, provided that (i) the payor does not have reason to know that the holder is a U.S. person, and (ii) the holder has furnished to the payor a valid IRS From W-8BEN (or successor form) certifying, under penalties of perjury, its status as a non-U.S. person, or the holder otherwise establishes an exemption. A Non-U.S. Holder generally will not be subject to backup withholding with respect to proceeds from the disposition of the notes or common stock to or through the U.S. office of a broker, provided that the holder provides the certification described in the preceding sentence and the payor does not have reason to know that the holder is a U.S. person, or the holder otherwise establishes an exemption. The payment of proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such partnership is engaged in the conduct of a U.S. trade or business, or (iv) a foreign person 50% or more of the gross income of which is effectively connected with the conduct of a U.S. trade or business for a specified 3 year period, then the sale or disposition of the notes or common stock will be subject to information reporting.

The amount of any backup withholding will be allowed as a credit against the Non-U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. Holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

EXPERTS

The consolidated financial statements and schedule of FLIR Systems, Inc. as of December 31, 2002 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and reporting.

Arthur Andersen LLP were the independent auditors for FLIR Systems, Inc. until May 20, 2002. Representatives of Arthur Andersen LLP are not available to consent to the incorporation by reference of their report on the financial statements of FLIR Systems, Inc. incorporated by reference into this prospectus. Because Arthur Andersen LLP have not consented to the incorporation by reference of their report, investors will not be able to recover against Arthur Andersen LLP for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference into this prospectus and elsewhere in the registration statement or any omissions to state a material fact required to be stated herein.

LEGAL MATTERS

In connection with this prospectus, Ater Wynne LLP, Portland, Oregon, has provided its opinion as to the validity of the securities being offered by this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the resale of the securities being registered. All amounts except the Securities and Exchange Commission (“SEC”) registration fee are estimated.

SEC Registration Fee	$16,989.00
Accounting Fees and Expenses	10,000.00
Legal Fees and Expenses	30,000.00
Printing Expenses	12,000.00
Miscellaneous	5,000.00

Total	$73,989.00

Item 15.    Indemnification of Directors and Officers.

As an Oregon corporation, we are subject to the Oregon Business Corporation Act (“OBCA”) and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of our Second Restated Articles of Incorporation (the “Restated Articles”) eliminates the liability of our directors to us or our shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation’s best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article IV of the Restated Articles requires us to indemnify our directors and officers to the fullest extent not prohibited by law.

The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation’s articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

We also have entered into indemnity agreements with each of our executive officers and each member of our Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

We entered into a registration rights agreement with the Initial Purchasers for the benefit of the holders of notes to register under the federal securities laws the notes and common stock into which the notes are convertible. This registration rights agreement contains provisions for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 16.    Exhibits.

The Exhibit Index filed herewith and appearing immediately before the exhibits hereto is incorporated by reference.

Item 17.    Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in this registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement related to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on the 25th day of November, 2003.

FLIR SYSTEMS, INC.

By:	/s/ EARL R. LEWIS

Earl R. Lewis President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons on the 25th day of November, 2003 in the capacities and on the date indicated.

/s/ EARL R. LEWIS Earl R. Lewis	President, Chief Executive Officer and Chairman of the Board

/s/ STEPHEN M. BAILEY Stephen M. Bailey	Senior Vice President, Finance and Chief Financial Officer

JOHN D. CARTER* John D. Carter	Director

JOHN C. HART* John C. Hart	Director

ANGUS L. MACDONALD* Angus L. Macdonald	Director

MICHAEL T. SMITH* Michael T. Smith	Director

RONALD L. TURNER* Ronald L. Turner	Director

STEVEN E. WYNNE* Steven E. Wynne	Director

* By: /S/ STEPHEN M. BAILEY Stephen M. Bailey Attorney-in-Fact	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

4.1	Indenture dated June 11, 2003 between FLIR Systems, Inc. and J.P. Morgan Trust Company, National Association, filed as Exhibit 4.1 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

4.2	Form of $175,000,000 3.0% Senior Convertible Note due 2023 dated June 11, 2003, filed as Exhibit 4.3 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

4.3	Form of $35,000,000 3.0% Senior Convertible Note due 2023 dated June 17, 2003, filed as Exhibit 4.4 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference

4.4	Resale Registration Rights Agreement, dated June 11, 2003 among FLIR Systems, Inc., J.P. Morgan Securities, Inc. and Banc of America Securities LLC, filed as Exhibit 4.5 to the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, is hereby incorporated by reference.

5.1	Opinion of Ater Wynne LLP

12.1	Statement regarding Computation of Ratio of Earnings for Fixed Charges

23.1	Consent of KPMG LLP

23.2	Consent of Ater Wynne LLP (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-4)†

25.1	Statement of Eligibility of Trustee†

†	Previously filed with this Registration Statement (File No. 333-108568) as filed with the Securities and Exchange Commission on September 5, 2003.